FORMULAE FOR DETERMINING STANDARDIZED PERFORMANCE VALUE AND
      ANNUALIZED AVERAGE PERFORMANCE RATIO FOR INCOME MANAGER CERTIFICATES
            Invested in One Investment Fund of the Hudson River Trust
                     and Surrendered at the End of a Period



                  AV[subscript 0] =     $1,000.00

                  AC[subscript t] =     $30

                  AV[subscript t] =    (AV[subscript t-1] - AC[subscript t-1]) x
                                       (UV[subscript t]/UV[subscript t-1])

                  Acct =       AV[subscript t] - AC[subscript t]

                  CV =         Acct - SC

                  AAR =        [(CV/AV[subscript 0])[superscript 1/B] - 1] x 100

where:     AV[subscript 0]     is the amount invested on the inception date.

           t is the anniversary date of the INCOME MANAGER certificate, which is from 1 to B years after the date of inception (t=0).

           B is the total time of the investment, in years or fraction thereof, from the date of inception.

           AC[subscript t]     is the administration charge at time t (assuming
                               an initial contribution of $10,000).

           AV[subscript t]     is the accumulated value at time t of
                               AV[subscript 0]

           UV[subscript t]     is the separate account unit value at time t.

           Acct is the account value of the INCOME MANAGER certificate on the surrender date.

           CV is the cash value of the INCOME MANAGER certificate on the surrender date.

           SC is the applicable withdrawal charge for the INCOME MANAGER certificate on the surrender date.

           AAR is the average annual return over the period of B years.